5151 San Felipe Street, Suite 2500

Houston, Texas 77056

April 12, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Columbia Pipeline Group, Inc.
Registration Statement on Form S-4, as amended
Filed April 7, 2016
File No. 333-209653

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Columbia Pipeline Group, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement (as amended, the “Registration Statement”) be accelerated so that the Registration Statement will become effective on April 14, 2016 at 4:00 p.m., New York time, or as soon as thereafter practicable.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

5151 San Felipe Street, Suite 2500

Houston, Texas 77056

Should the Staff have any questions or comments, please contact Gillian Hobson of Vinson & Elkins L.L.P. at (713) 758-3747.

Very truly yours,

COLUMBIA PIPELINE GROUP, INC.

By:	/s/ Stephen P. Smith
Name:	Stephen P. Smith
Title:	Chief Financial Officer

cc:	Gillian Hobson, Vinson & Elkins L.L.P.